UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 10)*
Wynn Resorts, Limited
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
983134 10 7
(CUSIP Number)
Barry Brooks Paul Hastings LLP 75 East 55th Street New York, NY 10022 (212) 318-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 19, 2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) amends and supplements the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2002 (the “Original Filing”), as amended by Amendment No. 1 filed on November 14, 2006, by Amendment No. 2 filed on August 3, 2009, by Amendment No. 3 filed on August 18, 2009, by Amendment No. 4 filed on January 6, 2010, by Amendment No. 5 filed on December 3, 2010, by Amendment No. 6 filed on December 20, 2010, by Amendment No. 7 filed on January 11, 2012, by Amendment No. 8 filed on January 18, 2012, and by Amendment No. 9 filed on September 5, 2012, by Aruze, USA, Inc. (“Aruze USA”), Universal Entertainment Corporation and Kazuo Okada (collectively, the “Reporting Persons”). Information reported in the Original Filing, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 10. The title of the class of equity securities to which this statement relates to is the Common Stock, $0.01 par value per share of Wynn Resorts, Inc., a Nevada corporation (the “Issuer”). Capitalized terms used and not defined in this Amendment No. 10 have the meanings set forth in the Original Filing, as amended.

This Amendment No. 10 is being filed jointly pursuant to Rule 13d−1(k)(1) under the Securities Exchange Act of 1934, as amended, by the Reporting Persons.

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented as follows:

On October 2, 2012, District Court, Clark County, Nevada, denied Aruze USA’s motion for a preliminary injunction that would have prohibited the Issuer from barring or preventing Aruze USA from exercising rights as a stockholder, including the right to nominate directors and vote, at the 2012 Annual Meeting (the “October 2 Decision”).

On October 19, 2012, Aruze USA filed a notice of appeal to the Nevada Supreme Court asking for a reversal of the October 2 Decision.  Also on October 19, 2012, Aruze USA announced that it recognized that any relief that may come from the Nevada Supreme Court will not be in time for the independent Nominees proposed by Aruze USA to be presented for election at the 2012 Annual Meeting of stockholders of the Issuer and, therefore, it is terminating its efforts to elect the Nominees to the Issuer’s board of directors and will not solicit proxies in connection with the 2012 Annual Meeting.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended as follows:

Exhibit Number	Description
1.
Joint Filing Agreement, dated January 11, 2012 among Aruze USA, Inc., Universal Entertainment Corporation and Kazuo Okada (incorporated by reference to Exhibit 2 to Amendment 7, filed on January 11, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2012	ARUZE USA, INC.

	By:	/s/ Kazuo Okada
	Name:	Kazuo Okada
Presen	Title:	President

UNIVERSAL ENTERTAINMENT CORPORATION

	By:	/s/ Kazuo Okada
	Name:	Kazuo Okada
	Title:	Chairman and Director

/s/ Kazuo Okada
Kazuo Okada, individually

EXHIBIT INDEX

Exhibit Number	Description
1.
Joint Filing Agreement, dated January 11, 2012 among Aruze USA, Inc., Universal Entertainment Corporation and Kazuo Okada (incorporated by reference to Exhibit 2 to Amendment No. 7, filed on January 11, 2012).